Stacey W. Goff Executive Vice President General Counsel and Secretary	100 CenturyLink Drive Monroe, LA 71203 Tel: 318.388.9539

September 8, 2015

Via EDGAR and email

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Will Mastrianna

Re:	CenturyLink, Inc. Registration Statement on Form S-4 filed September 2, 2015
Registration No. 333-206725

Dear Mr. Mastrianna:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act “), CenturyLink, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective under the Securities Act by 2:00 p.m. (Eastern Time) on Thursday, September 10, 2015, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting our request is very much appreciated. Thank you for your assistance with these matters. Please contact me at (318) 388-9539 or Kenneth J. Najder of Jones Walker L.L.P. at (504) 582-8386, as promptly as practicable upon declaration of effectiveness.

Sincerely,

/s/ Stacey W. Goff

Stacey W. Goff
Executive Vice President,
Chief Administrative Officer,
General Counsel and Secretary